January 14, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Franklin Wyman, Lisa Vanjoske, Abby Adams, Joseph McCann

Re: BriaCell Therapeutics Corp.

Amendment No. 12 to Registration Statement on Form F-1

Filed December 23, 2020

File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby submitting Amendment No. 13 to the Company’s Registration Statement on Form F-1 (“Amendment No. 13”). Amendment No. 13 is being filed to (i) include the Company’s financial statements for the fiscal quarter ended October 31, 2020 and (ii) respond to oral comments received from the staff of the Securities and Exchange Commission, relating to the above-referenced Amendment No. 12 to the Registration Statement on Form F-1.

Opinion 5.1 and Opinion 5.2 filed with Amendment No. 13 have been revised to remove certain assumptions. Please note that Opinion 5.1 includes an opinion as to the valid issuance of the shares underlying the units.

Please do not hesitate to contact me at (212) 930-9700 with any questions or comments regarding this correspondence or on Amendment No. 13 filed herewith. Thank you.

Sincerely,

/s/ Avital Perlman

cc:	(via email)
Dr. William V. Williams
Gregory Sichenzia, Esq.

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